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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 1)


EA Industries, Inc.
(Name of Issuer)

Common Stock, No Par Value Per Share
(Title of Class of Securities)

26822P105
(CUSIP Number)

Steven A. Cohen, 777 Long Ridge Road, Stamford, Connecticut  06902, (203)
614-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 15, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D


CUSIP No.  26822P105

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Steven A. Cohen

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
663,100

8 SHARED VOTING POWER

450,500

9 SOLE DISPOSITIVE POWER
663,100

10 SHARED DISPOSITIVE POWER
450,500

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,113,600

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.84%

14 TYPE OF REPORTING PERSON*
IN


SCHEDULE 13D

CUSIP No. 26822P105

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

S.A.C. Capital Advisors, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER
None

8 SHARED VOTING POWER
450,500

9 SOLE DISPOSITIVE POWER
None

10 SHARED DISPOSITIVE POWER
450,500

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,500

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.36%

14 TYPE OF REPORTING PERSON*
OO


Item 1. Security and Issuer

The Schedule 13D, filed July 31, 1996, by Steven A. Cohen ("Cohen") and S.A.C. Capital Advisors, LLC, a Delaware limited liability company ("SAC Advisors" and, together with Cohen, the "Reporting Persons"), relating to the shares of common stock, no par value per share
(the "Shares") of EA Industries, Inc., a New Jersey corporation
(the "Company"), with its principal executive offices located at 185 Monmouth Parkway, West Long Branch, New Jersey
07764-9989, is hereby amended as set forth below.

Item 2. Identity and Background

No amendment.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate amount of funds (including commissions) required by the Reporting Persons to purchase the Shares owned beneficially by them was as follows:

Steven A. Cohen           $ 1,959,521
SAC Advisors              $ 3,758,473

The Shares beneficially owned by SAC Advisors are directly owned by S.A.C. Capital Associates, LLC, an Anguillan limited liability company ("SAC Associates"). SAC Associates is not listed as a Reporting Person on this Schedule 13D because all voting power and investment power (as defined in Rule 13d-3) has been vested with SAC Advisors pursuant to an Investment Management Agreement between
SAC Advisors and SAC Associates entered into as of January 2, 1996.
All funds used by SAC Advisors to purchase the Shares directly owned by SAC Associates were derived from SAC Associates' working capital and all funds used by Cohen to purchase the shares directly owned by him were derived from personal funds. Such funds may include margin debt incurred from time to time in the ordinary course of business pursuant to customary margin agreements with Spear, Leeds & Kellogg.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by the addition of the following.  The
Reporting Persons disposed of Shares in the amount and at the prices indicated on Annex 1 hereto. Item 4 is not otherwise amended.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own 1,113,600 Shares representing 5.84% of the 19,080,510 Shares reported by the Company as outstanding as of June 29, 1996.

(b) No amendment.

(c) Except as set forth in Annex 1 hereto, no transactions in Shares were effected since July 30, 1996.

(d) No amendment.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No amendment.

Item 7. Material to be Filed as Exhibits

No exhibits are required to be filed.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 1996

/s/ STEVEN A. COHEN
_______________________
Steven A. Cohen


S.A.C. CAPITAL ADVISORS, LLC


By:  /s/ STEVEN A. COHEN
     ___________________
     Steven A. Cohen, its Managing Member

ANNEX 1

Transactions by Reporting Person in Common Stock of
EA Industries, Inc., Inc. since
July 30, 1996


                       Number of Shares     Average Price
Trade Date             Bought/(Sold) (1)    per Share (2)
-------------          -----------------    -------------
Steven A. Cohen
  July 31, 1996            30,000             3.250
  July 31, 1996            40,000             3.125
  August 8, 1996           10,000             3.250
  August 16, 1996          50,000             3.500

SAC Advisors
  September 27, 1996       5,800              2.875
  September 30, 1996       30,100             2.875
  October 11, 1996         (74,100)           1.9096
  October 11, 1996         (2,300)            1.875
  October 11, 1996         (46,900)           2.0015
  October 11, 1996         (7,000)            1.875
  October 11, 1996         (37,900)           1.8812
  October 11, 1996         (10,000)           1.875
  October 11, 1996         (8,000)            1.875
  October 14, 1996         (35,000)           1.750
  October 14, 1996         (77,900)           1.7516
  October 15, 1996         (39,300)           1.675
  October 15, 1996         (13,000)           1.675
  October 16, 1996         (30,000)           1.75
  October 16, 1996         (75,000)           1.75

(1) Unless otherwise indicated, all transactions were effected by the Reporting Persons directly on the New York Stock Exchange, or through broker-transactions on the New York Stock Exchange or otherwise.

(2) Prices exclude commission